June 25, 2019

Walter Stanley Gallagher, Jr.
Chief Operating Officer and Principal Financial Officer
Aviat Networks, Inc.
860 N. McCarthy Blvd., Suite 200
Milpitas, California 95035

       Re: Aviat Networks, Inc.
           10-K for the Year Ended June 30, 2018
           Filed August 28, 2018
           Form 10-Q for the Quarter Ended March 29, 2019
           Filed May 13, 2019
           File No. 001-33278

Dear Mr. Gallagher:

       We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended March 29, 2019

Note 3. Revenue Recognition, page 13

1. We note under bill-and-hold arrangements, customers can direct the use of the bill-and-
      hold inventory for which you retain physical possession and thus, "transfer of control has been met." Please explain to us how you applied the guidance in ASC 606-10-25-30 in concluding that a customer has obtained control in a bill-and-hold arrangement.
      Additionally, in your assessment of transfer of control, tell us how each of the criteria under ASC 606-10-55-83 has been met.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
 Walter Stanley Gallagher, Jr.
Aviat Networks, Inc.
June 25, 2019
Page 2

Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameWalter Stanley Gallagher, Jr.           Sincerely,
Comapany NameAviat Networks, Inc.
                                                          Division of
Corporation Finance
June 25, 2019 Page 2                                      Office of
Telecommunications
FirstName LastName